Exhibit 99.1

BEST Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company and Formation of Special Committee

HANGZHOU, China, November 6, 2023 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated November 3, 2023, from Mr. Shao-Ning Johnny Chou, founder, chairman of the Board and chief executive officer of the Company, on behalf of Mr. Shao-Ning Johnny Chou, Mr. George Chow, the chief strategy and investment officer of the Company, Denlux Logistics Technology Invest Inc., Alibaba Investment Limited, BJ Russell Holdings Limited and Cainiao Smart Logistics Investment Limited (collectively, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each representing 20 Class A ordinary shares) that are not already beneficially owned by the Buyer Group for a proposed purchase price of US$0.144 per Ordinary Share or US$2.88 per ADS in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

According to the Proposal Letter, the Buyer Group intends to fund the consideration payable in the Proposed Transaction primarily with equity capital from the Buyer Group in the form of rollover equity in the Company and cash contributions.

The Company today also announced that the Board has formed a special committee consisting of its three independent directors, Wenbiao Li, Ying Wu and Klaus Anker Petersen, to evaluate and consider the Proposal Letter and the Proposed Transaction. Ying Wu will chair the special committee.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decision has been made with respect to the Proposal Letter or the Proposed Transaction. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to compete effectively; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

Exhibit A

November 3, 2023

Board of Directors (the “Board”)
BEST Inc. (the “Company”)
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China

Dear Members of the Board:

Mr. Shao-Ning Johnny Chou, the chairman and chief executive officer of the Company, Mr. George Chow, the chief strategy and investment officer of the Company, Denlux Logistics Technology Invest Inc., Alibaba Investment Limited, BJ Russell Holdings Limited and Cainiao Smart Logistics Investment Limited (collectively, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”) and the American Depositary Shares of the Company (the “ADSs”, each ADS representing 20 Class A Ordinary Shares) that are not already beneficially owned by the Buyer Group or their affiliates (the “Acquisition”) in a going private transaction at a proposed purchase price of US$0.144 per Ordinary Share or US$2.88 per ADS in cash. We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns. Key terms of our Proposal include:

1.	Buyer Group. We have entered into an agreement dated as of the date hereof, pursuant to which we will form an acquisition vehicle for the purpose of implementing the Acquisition.

2.	Purchase Price. The consideration payable is US$0.144 for each Ordinary Share and US$2.88 for each ADS in cash (in each case other than those Ordinary Shares and ADSs held by the members of the Buyer Group). Our proposed purchase price represents a premium of approximately 25.2% to the closing price of the ADSs on the last trading day, a premium of approximately 30.9% to the volume-weighted average closing price of the ADSs during the last 15 trading days, and a premium of approximately 28.7% to the volume-weighted average closing price of the ADSs during the last 30 trading days.

3.	Funding. We intend to finance the Acquisition with equity capital from the Buyer Group in the form of rollover equity in the Company and cash contributions. We expect definitive commitment(s) for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.	Process; Due Diligence. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it.

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). This proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Confidentiality. We believe it would be in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Our Shareholding and Voting Power. The members of the Buyer Group collectively own approximately 49% of the issued and outstanding shares of the Company on a fully-diluted basis and approximately 94% of the Company’s voting power on a fully-diluted basis. In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party.

8.	No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

* * *

On behalf of the Buyer Group,

/s/ Shao-Ning Johnny Chou

Date: November 3, 2023